UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Alexza Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

015384209
(CUSIP Number)

Andrea Preslmair-Enzenhofer c/o Lansdowne Partners Austria GmbH Wallnerstraße 3/21 1010 Vienna Austria
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	015384209

1.	NAME OF REPORTING PERSON

Lansdowne Partners Austria GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,739,389

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,739,389

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,739,389

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.93%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	015384209

1.	NAME OF REPORTING PERSON

Lansdowne Investment Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,739,389

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,739,389

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,739,389

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.93%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	015384209

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the "Shares"), of Alexza Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 2091 Stierlin Court, Mountain View, California 94043.

Item 2.	Identity and Background.

(a), (b), (f)
The names of the persons filing this Statement (the "Reporting Persons") are:

Lansdowne Partners Austria GmbH, an Austrian GmbH ("LPA") and Lansdowne Investment Company Limited, a Cayman Islands exempted company (the "Fund").  This is the initial Form 13D for LPA and the Fund.  LPA is the investment manager to the Fund.

The business address of LPA is c/o Andrea Preslmair-Enzenhofer, Wallnerstraße 3/21 1010 Vienna, Austria.

The business address of the Fund is c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson's Quay, Dublin 2, Ireland.

(c)	The principal business of LPA is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Fund.

No borrowed funds were used to purchase the Shares other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes only.

The Reporting Persons intend to have discussions with the Issuer, the Issuer's management, debt holders, shareholders and other third parties concerning the capitalization, ownership structure or operations of the Issuer.

Other than as set forth herein, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, LPA and the Fund may be deemed to be the beneficial owner of 1,739,389 Shares or 8.93% of the Shares of the Issuer, based upon the 19,468,410 Shares* outstanding as of May 1, 2015, according to the Issuer's Form 10-Q filed on May 11, 2015.  The 1,739,389 Shares include 45,555 Shares that may be acquired upon the exercise of a warrant for Shares of the Issuer (the "Warrant").  Additionally, LPA and the Fund have economic exposure to the Issuer through 780,795 contracts for difference.

LPA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,739,389 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,739,389 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,739,389 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,739,389 Shares.

*The percentage of Shares of the Issuer beneficially owned by the Reporting Persons is calculated in accordance with the applicable SEC rules such that (1) the numerator is based on the Shares of the Issuer held by the Reporting Persons, plus the Shares that may be acquired upon the exercise of the Warrant for Shares of the Issuer and (2) the denominator is based on the 19,422,854 shares of Common Stock outstanding as of May 1, 2015, plus the shares of Common Stock that may be acquired upon the exercise of the Warrant into shares of Common stock.

(c)	There have been no transactions in the securities of the Issuer during the last sixty days.
(d)	This Item is not applicable

(e)	This Item is not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As set forth in Item 5, the Reporting Persons have economic exposure to the Issuer through a 780,795 contracts for difference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2015

Lansdowne Partners Austria GmbH*
By: /s/ Andrea Preslmair-Enzenhofer
Name: Andrea Preslmair-Enzenhofer
Title: Director

Lansdowne Investment Company Limited*

By: Lansdowne Partners Austria GmbH
By: /s/ Andrea Preslmair-Enzenhofer
Name: Andrea Preslmair-Enzenhofer Title: Director

*The Reporting Person Disclaims beneficial ownership over the securities reported herein except to the extent of the Reporting Person's pecuniary interest therein.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT

The undersigned agree that this Schedule 13D dated July 31, 2015 relating to the Common Stock, par value $0.0001 per share of Alexza Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

Lansdowne Partners Austria GmbH*
By: /s/ Andrea Preslmair-Enzenhofer
Name: Andrea Preslmair-Enzenhofer
Title: Director

Lansdowne Investment Company Limited*

By: Lansdowne Partners Austria GmbH
By: /s/ Andrea Preslmair-Enzenhofer
Name: Andrea Preslmair-Enzenhofer Title: Director

*The Reporting Person Disclaims beneficial ownership over the securities reported herein except to the extent of the Reporting Person's pecuniary interest therein.

SK 02575 0020 6699980